                                    EXHIBIT 13
                                    - - - - -

FINANCIAL HIGHLIGHTS

                                               2000       1999       1998
Net Sales                                    $177,987   $168,142   $202,643
Net Earnings (Loss)                             3,773     (1,018)     9,363
Basic Earnings (Loss) Per Share                  1.34       (.36)      3.30
Diluted Earnings (Loss) Per Share                1.34       (.36)      3.24
Dividends Per Share                               .70       .805        .76
Average Shares Outstanding For The Year     2,820,534  2,834,909  2,833,663
Diluted Shares Outstanding For The Year     2,820,730  2,843,877  2,886,209

Sales and Earnings by Quarter

2000                    1st Qtr.   2nd Qtr.   3rd Qtr.   4th Qtr.    Year
Net Sales               $35,277    $44,342    $49,467    $48,901   $177,987
Gross Profit              6,856      9,952     11,590     12,960     41,358
Net Earnings               (897)       693      1,726      2,251      3,773
Basic Earnings Per Share   (.32)       .25        .61        .80       1.34
Diluted Earnings Per Share (.32)       .25        .61        .80       1.34
Dividends Per Share        .175       .175       .175       .175        .70
Stock Price Range:
  High                   20 3/8     16 5/8    18 5/16    17 9/16     20 3/8
  Low                    16 1/2         11    11  7/8    15 7/16         11

Sales and Earnings by Quarter

1999                    1st Qtr.   2nd Qtr.   3rd Qtr.   4th Qtr.    Year
Net Sales               $40,625    $40,108    $41,139    $46,270   $168,142
Gross Profit              9,220      9,275      7,316     10,270     36,081
Net Earnings (Loss)         588       (291)    (1,782)       467     (1,018)
Basic Earnings (Loss)
 Per Share                  .21       (.10)      (.63)       .16       (.36)
Diluted Earnings (Loss)
 Per Share                  .21       (.10)      (.63)       .16       (.36)
Dividends Per Share         .21        .21        .21       .175       .805
Stock Price Range:
  High                   37 3/4     24 1/4    22 3/16    20 3/16     37 3/4
  Low                    23 3/8     20 1/4         19    18 9/16    18 9/16

Based on average shares outstanding for the period.

In thousands of dollars except per share and stock price range statistics.

                        Management's Discussion and Analysis of
                     Financial Condition and Results of Operations

Results of Operations

Net Sales, New Orders and Backlog
- - - - - - - - - - - - - - - - -
Revenues increased in fiscal 2000 as our distribution operations and domestic manufacturing rebounded from the previous year's downturn. Order rates were weak throughout fiscal 1999 and the backlog of orders scheduled for shipment during the next six months (six-month backlog) dropped 26 percent to $40 million by year-end. Improvement in demand began early in fiscal 2000 and resulted in the six-month backlog rising to $55 million in March 2000 before easing to end the year at $53 million - a 32 percent increase from the previous year.

Net sales of $168 million in fiscal 1999 were down 17 percent from fiscal 1998 but rose to $178 million, an increase of six percent, in fiscal 2000. The 1999 sales decline resulted from weak demand in many markets, customer inventory reductions adversely affecting replacement part sales, and the absence of the truck transmission contract completed in fiscal 1998. Most significantly, lower demand from the commercial marine market led to a 34 percent drop in domestic manufacturing sales. Other important factors in the sales decline were low oil prices; prices for commodities such as lumber and food, which were adversely affected by the Asian economic crisis; and reduced capital spending in the agricultural and construction equipment markets. Sales of lower-horsepower marine transmissions for pleasure craft also were down, causing a modest decline in sales from our Belgian plant. On the positive side, the acquisition of an Italian manufacturing company and purchase of a domestic product line, completed early in the second half of the fiscal year, provided a sales boost and slight incremental earnings in the last five months of fiscal 1999. Both acquisitions provided products that strengthen our global market position in industrial products. Technodrive S.p.A adds to the lower-horsepower end of our marine transmission line and provides several complementary industrial products. We also broadened our industrial product offerings with the mechanical power take-off product line acquired from Rockford Powertrain, Inc.

While order rates improved early in fiscal year 2000, year-to-year improvements in shipments began in the second fiscal quarter. The most significant components of the improvement were registered within our domestic manufacturing operation. Shipments of power take-offs, attributable to the product line purchased in the prior year; higher-horsepower marine transmissions used in commercial boats; power-shift transmissions for construction applications; and aftermarket parts sales all contributed to the increase. Shipments from our Belgian plant of lower-horsepower marine transmissions also increased slightly as demand for their use in pleasure craft applications remained steady, and shipments from the recently acquired Italian manufacturing subsidiary contributed for the full year.

Sales at our wholly owned distribution companies varied by global region, but generally rebounded in fiscal 2000 after the modest decline in 1999. Domestic declines in 1999 were related to low oil and commodity prices, which recovered and provided some improvement during the recently completed year. Although sales from our wholly owned European distributors were affected by changes we made in market representation, demand from the markets served trended upward in both years, and shipments were up materially in fiscal 2000. Sales in the Pacific Rim generally mirrored the economies in which they operate and were down in fiscal 1999 but began to improve in the year just completed.

The U.S. dollar strengthened against most currencies in each of the last two fiscal years, particularly Asian currencies in fiscal 1999 and the Euro in fiscal 2000. As a result, pricing pressure increased, but the effects were partially offset by sales to U.S. customers from our Belgian operation. Although the general effect has been a reduction of reported dollar sales, the impact has not been significant. Price increases, implemented selectively in each year, generated revenues about equal to the rate of inflation.

At the end of fiscal 1999, the backlog of orders scheduled for shipment during the next six months was $40 million. As the new fiscal year began, order rates improved in both commercial marine and certain industrial markets.
There were further improvements as the year progressed and the six-month backlog rose to $53 million at year-end, an increase of 32 percent for the year. Although somewhat higher at the end of the third fiscal quarter, backlog declined due to normal seasonal influences in the fourth quarter.

Margins, Costs and Expenses

Manufacturing method and process improvements, cellular layout of machine tools, and cost control have all played critical roles in efforts to improve margins. But, as fixed costs are a large component of manufacturing expense, production volume is an important element in gross margin fluctuations.

In fiscal 1999, the gross margin was more than three percentage points below that of fiscal 1998, primarily because of the reduced domestic sales volume, lower productivity, and unusual separation costs in the second and third quarters. During the 1999 second fiscal quarter, there was a domestic salaried staff reduction, and in the following period, a similar program was implemented overseas along with a voluntary separation program for domestic hourly associates. In Belgium, the workweek was shortened utilizing a government-supported layoff program. In addition to the one-time expenses, an adverse productivity impact, primarily in the third quarter, was associated with these actions.

The gross margin increased by almost two percentage points in fiscal 2000 with all manufacturing operations showing improvement. Domestically, higher production volume, a favorable product mix, and strict control of general manufacturing costs were the most significant factors, while productivity improvements, expansion of the workweek, and the favorable impact of sales denominated in the relatively strong dollar boosted margins overseas.

Marketing, engineering, and administrative (ME&A) expense declined four percent in fiscal 1999, but increased sharply as a percent of the reduced sales volume. Included in the expenses for the year were severance costs associated with the second- and third-quarter reductions in domestic and Belgian salaried staff. The total pre-tax impact of approximately $350,000 was recovered within one year.

In fiscal 2000, ME&A expense dropped a further four percent as a result of previous-year staff reductions, continued attention to cost control, and closure of our South African distribution operation.

In March 1999, we sold a portion of the investment in our Japanese affiliate, Niigata Converter Company (NICO), which resulted in a pre-tax gain of $1.4 million (discussed further in Footnote D to the consolidated financial statements), and reduced our ownership interest in NICO from 25.0 percent to
19.5 percent. Our share of NICO losses for fiscal 1999 versus modest earnings in fiscal 1998 was the cause of the year-to-year decline in the earnings of affiliates. Those earnings rebounded in fiscal 2000 with a strong performance from our U.S. distribution affiliate. At fiscal 1999 year-end, we announced the closure of our South African distribution subsidiary and recorded a provision to cover anticipated losses from that action.

Interest, Taxes and Net Earnings

Short-term borrowing increased in fiscal 1999 as significant additional debt was incurred to finance acquisitions, and interest expense increased by almost 40 percent. During the recently completed year, debt was reduced slightly, but a higher average outstanding balance and higher interest rates caused interest expense to increase.

The effective income tax rate in fiscal 1998 was above normal due to relatively higher foreign earnings, generally taxed at a higher rate. The substantial tax provision on almost-breakeven pre-tax earnings in fiscal 1999 was caused by: lower tax rates on losses domestically, offset by higher rates on income overseas; and by the lack of a recordable tax benefit on the provision for loss on the closure of our South African distribution subsidiary. In fiscal 2000, limitations on foreign tax credit utilization and a continued high proportion of foreign earnings resulted in a sharp increase in the effective tax rate. Statutory rates generally have remained unchanged.

Liquidity and Capital Resources

The net cash provided by operating activities in fiscal 1999 was $9 million, up $2 million from the previous year. Despite operating losses for the year, reductions in both accounts receivable and inventory generated solid positive cash flows. In fiscal 2000, cash provided by operations dipped to $7 million. Positive cash flows from earnings, depreciation, and working capital reductions were partially offset by increased contributions to Company pension funds.

Expenditures for capital equipment exceeded depreciation by about $2 million in fiscal 1998 as experience helped identify the equipment needed to further improve cell performance. Due to the downturn and a desire to conserve cash, fiscal 1999 and 2000 capital expenditures were reduced from plan, and in the most recently completed year, were well below depreciation. As conditions improve, we expect the level of capital spending will rise to provide for more efficient machinery and to allow further refinement of individual manufacturing cells.

Working capital and the current ratio dropped significantly in fiscal 1999 due to the large increase in short-term debt incurred to finance acquisitions. Early in fiscal 2000, the short-term borrowings were replaced with a term revolver. The current ratio of 1.8 at June 30, 1999, rose to 2.2 at the end of fiscal 2000.

The book value of the Company, and thus its reported capital structure, changed significantly at both fiscal 1999 and 2000 year-ends. It was reduced by a non-cash charge to equity of $11.1 million at June 30, 1999. The charge was caused primarily by using a more conservative mortality table to estimate pension liabilities and generally reflects the amount by which those liabilities exceed plan assets. In fiscal 2000, principally as a result of good market return on plan assets, the charge was reversed, resulting in a similar increase in equity. In accordance with applicable accounting standards, the after-tax effects of the changes were charged directly to equity and shown in comprehensive income but did not affect reported primary earnings.

The Company believes the capital resources available in the form of existing cash, lines of credit (see Footnote F to the consolidated financial statements), and funds provided by operations will be adequate to meet anticipated capital expenditures and other foreseeable business requirements in the future.

Other Matters

Environmental Matters

The Company is involved in various stages of investigation relative to hazardous waste sites on the United States EPA National Priorities List. It is not possible at this time to determine the ultimate outcome of those matters; but, as discussed further in Footnote N to the consolidated financial statements, they are not expected to affect materially the Company's operations, financial position, or cash flows.

Note on Forward-Looking Statements

Information in this report and in other Company communications that are not historical facts are forward-looking statements, which are based on management's current expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from what appears here.

Forward-looking statements include the Company's description of plans and objectives for future operations and assumptions behind those plans. The words "anticipates," "believes," "intends," "estimates," and "expects," or similar anticipatory expressions, usually identify forward-looking statements. In addition, goals established by Twin Disc, Incorporated, should not be viewed as guarantees or promises of future performance. There can be no assurance the Company will be successful in achieving its goals.

In addition to the assumptions and information referred to specifically in the forward-looking statements, other factors could cause actual results to be materially different from what is presented here.

TWIN DISC, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2000 and 1999

        (Dollars in thousands)                     2000          1999
                                                   ----          ----
Current assets:
  Cash and cash equivalents                     $  5,651      $  4,136
  Trade accounts receivable, net                  28,828        27,201
  Inventories, net                                50,190        54,500
  Deferred income taxes                                -         6,004
  Other                                            5,333         5,906
                                                 -------       -------
        Total current assets                      90,002        97,747

Property, plant and equipment, net                34,303        38,935
Investments in affiliates                          6,968         6,663
Goodwill, net                                     14,401        15,235
Deferred income taxes                              4,416         4,349
Intangible pension asset                               -         3,385
Prepaid pension asset                             14,335             -
Other assets                                       9,765        10,586
                                                 -------       -------
                                                $174,190      $176,900
                                                 =======       =======


LIABILITIES and SHAREHOLDERS' EQUITY


Current liabilities:
  Notes payable                                 $  4,571      $ 20,158
  Current maturities on long-term debt             2,857         2,857
  Accounts payable                                11,571        10,724
  Deferred income taxes                            1,157             -
  Accrued liabilities                             20,752        21,022
                                                 -------       -------
       Total current liabilities                  40,908        54,761

Long-term debt                                    31,254        17,112
Accrued retirement benefits                       23,795        37,567
                                                 -------       -------
                                                  95,957       109,440
Shareholders' equity:
  Common shares authorized: 15,000,000;
    issued: 3,643,630; no par value               11,653        11,653
  Retained earnings                               83,228        81,430
  Accumulated other comprehensive income (loss)      799        (8,516)
                                                 -------       -------
                                                  95,680        84,567
  Less treasury stock, at cost                    17,447        17,107
                                                 -------       -------
             Total shareholders' equity           78,233        67,460
                                                 -------       -------
                                                $174,190      $176,900
                                                 =======       =======

                 The notes to consolidated financial statements
                    are an integral part of these statements.

TWIN DISC, INCORPORATED and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended June 30, 2000, 1999 and 1998

   (In thousands, except per share data)
                                       2000         1999         1998
                                       ----         ----         ----
Net sales                            $177,987     $168,142     $202,643
Cost of goods sold                    136,629      132,061      152,515
                                      -------      -------      -------
           Gross profit                41,358       36,081       50,128
Marketing, engineering and
  administrative expenses              31,476       32,755       34,092
                                      -------      -------      -------
           Earnings from operations     9,882        3,326       16,036
Other income (expense):
  Interest income                         244          237          550
  Interest expense                     (2,979)      (2,070)      (1,505)
  Equity in net earnings
    (loss) of affiliates                  906         (945)         651
  Gain on partial sale of affiliate         -        1,355            -
  Loss on closure of subsidiary             -       (1,140)           -
  Other, net                               14         (749)         313
                                      -------      -------      -------
                                       (1,815)      (3,312)           9
                                      -------      -------      -------
           Earnings before income
             taxes                      8,067           14       16,045

Income taxes                            4,294        1,032        6,682
                                      -------      -------      -------

           Net earnings (loss)       $  3,773     $ (1,018)     $ 9,363
                                      =======      =======      =======


Earnings (loss) per share data:
  Basic earnings (loss) per share    $   1.34     $   (.36)    $   3.30
  Diluted earnings (loss) per share      1.34         (.36)        3.24

Shares outstanding data:
  Average shares outstanding            2,821        2,835        2,834
  Dilutive stock options                    -            9           52
                                      -------      -------      -------
  Diluted shares outstanding            2,821        2,844        2,886
                                      =======      =======      =======

                   The notes to consolidated financial statements
                      are an integral part of these statements.

TWIN DISC, INCORPORATED and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended June 30, 2000, 1999 and 1998

               (In thousands)               2000          1999          1998
                                            ----          ----          ----
Cash flows from operating
    activities:
  Net earnings (loss)                    $  3,773      $ (1,018)     $  9,363
  Adjustments to reconcile
      to net cash provided
      by operating activities:
    Depreciation and amortization           6,980         6,454         5,607
    (Loss) gain on sale of plant assets        (3)           38          (402)
    Gain on partial sale of affiliate           -        (1,355)            -
    Loss on closure of subsidiary               -         1,140             -
    Equity in net (earnings)
     loss of affiliates                      (906)          945          (651)
    Provision for deferred income taxes      (284)            -         2,873
    Dividends received from affiliate         600           625           495
    Changes in operating assets and
      liabilities:
      Trade accounts receivable, net       (2,922)        3,898         3,361
      Inventories, net                      3,211         3,468        (5,673)
      Other assets                           (770)       (1,757)       (7,842)
      Accounts payable                      2,402        (1,360)       (2,695)
      Accrued liabilities                     168          (759)        2,777
      Accrued/prepaid retirement benefits  (5,364)       (1,361)         (244)
                                           -------      -------       -------
Net cash provided by
  operating activities                      6,885         8,958         6,969
                                           -------      -------       -------
Cash flows from investing activities:
  Proceeds from sale of plant assets           92            24           574
  Acquisitions of plant assets             (2,134)       (6,439)       (7,154)
  Acquisitions of businesses                    -       (16,785)       (1,021)
  Payment for license agreement                 -             -        (1,515)
                                           -------       -------       -------
Net cash used by investing activities      (2,042)      (23,200)       (9,116)
                                          -------       -------       -------
Cash flows from financing activities:
  Increases (decreases) in notes
    payable, net                          (15,000)        15,000           112
  Proceeds from long-term debt             18,000             -             -
  Payments of long-term debt               (3,857)            -             -
  Acquisition of treasury stock              (343)            -        (1,314)
  Proceeds from exercise of stock options       2            38         1,904
  Dividends paid                           (1,974)       (2,282)       (2,160)
                                          -------       -------       -------
Net cash provided (used) by
  financing activities                     (3,172)       12,756        (1,458)
                                          -------       -------       -------
Effect of exchange rate changes on cash      (156)          535          (291)
                                          -------       -------       -------
Net change in cash and cash equivalents     1,515         (951)       (3,896)

Cash and cash equivalents:
  Beginning of year                         4,136         5,087         8,983
                                          -------       -------       -------
  End of year                            $  5,651      $  4,136      $  5,087
                                          =======       =======       =======
Supplemental cash flow information:
  Cash paid during the year for:

     Interest                            $3,008        $  2,037      $  1,505
     Income taxes                         4,401             127         4,698

                  The notes to consolidated financial statements
                     are an integral part of these statements.

TWIN DISC, INCORPORATED and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
for the years ended June 30, 2000, 1999 and 1998

               (In thousands)                    2000      1999      1998
                                                 ----      ----      ----
Common stock
  Balance, June 30                            $ 11,653 $  11,653  $ 11,653
                                               -------   -------   -------
Retained earnings
  Balance, July 1                               81,430    84,738    77,424
  Net earnings (loss)                            3,773    (1,018)    9,363
  Cash dividends                                (1,974)   (2,282)   (2,160)
  Stock options exercised                           (1)       (8)      111
                                               -------   -------   -------
  Balance, June 30                              83,228    81,430    84,738
                                               -------   -------   -------

Accumulated other comprehensive income (loss)
  Balance, July 1                               (8,516)    2,757     2,352
                                               -------   -------   -------
    Foreign currency translation adjustment
      Balance, July 1                            3,288     3,418     6,060
      Current adjustment                        (2,489)     (130)   (2,642)
                                               -------   -------   -------
      Balance, June 30                             799     3,288     3,418
                                               -------   -------   -------
    Minimum pension liability adjustment, net
      Balance, July 1                          (11,804)     (661)   (3,708)
      Current adjustment, net of related income
       taxes ($(7,547)in 2000, $7,125 in 1999
       and $(1,948) in 1998)                    11,804   (11,143)    3,047
                                               -------   -------   -------
      Balance, June 30                               -   (11,804)     (661)
                                               -------   -------   -------
Accumulated other comprehensive income (loss)
  Balance, June 30                                 799    (8,516)    2,757
                                               -------   -------   -------

Treasury stock, at cost
  Balance, July 1                              (17,107)  (17,153)  (17,632)
  Shares acquired                                 (343)        -    (1,314)
  Stock options exercised                            3        46     1,793
                                               -------   -------   -------
  Balance, June 30                             (17,447)  (17,107)  (17,153)
                                               -------   -------   -------
Shareholders' equity balance, June 30         $ 78,233  $ 67,460  $ 81,995
                                               =======   =======   =======

Comprehensive income (loss)
  Net earnings (loss)                         $  3,773  $ (1,018) $  9,363
  Other comprehensive income (loss)
    Foreign currency translation adjustment     (2,489)     (130)   (2,642)
    Minimum pension liability adjustment        11,804   (11,143)    3,047
                                               -------   -------   -------
    Other comprehensive income (loss)            9,315   (11,273)      405
                                               -------   -------   -------
  Comprehensive income (loss)                $  13,088  $(12,291) $  9,768
                                               =======   =======   =======

                   The notes to consolidated financial statements
                      are an integral part of these statements.

                TWIN DISC, INCORPORATED AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.  SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of these financial statements:

Consolidation Principles--The consolidated financial statements include the accounts of Twin Disc, Incorporated and its subsidiaries, all of which are wholly owned. Certain foreign subsidiaries are included based on fiscal years ending May 31, to facilitate prompt reporting of consolidated accounts. All significant intercompany transactions have been eliminated.

Translation of Foreign Currencies--Substantially all foreign currency balance sheet accounts are translated into United States dollars at the rates of exchange prevailing at year-end. Revenues and expenses are translated at average rates of exchange in effect during the year. Foreign currency translation adjustments are recorded as a component of shareholders' equity. Gains and losses from foreign currency transactions are included in earnings. Included in other income (expense) of the consolidated statement of operations are foreign currency transaction losses of $144,000, $682,000 and $343,000 in 2000, 1999 and 1998, respectively.

Cash Equivalents--The Company considers all highly liquid marketable securities purchased with a maturity date of three months or less to be cash equivalents.

Receivables--Trade accounts receivable are stated net of an allowance for doubtful accounts of $704,000 and $534,000 at June 30, 2000 and 1999, respectively.

Fair Value of Financial Instruments--The carrying amount reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable, notes payable and current maturities on long-term debt approximate fair value because of the immediate short-term maturity of these financial instruments. The carrying amounts reported for long-term debt approximates fair value because the underlying instruments bear interest at, or near, a current market rate.

Derivative Financial Instruments--Derivative financial instruments (primarily forward foreign exchange contracts) may be utilized by the Company to hedge foreign exchange rate risk. The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. The Company does not enter into financial instruments for trading or speculative purposes. For financial reporting purposes, forward foreign exchange contracts used to hedge the currency fluctuations on transactions denominated in foreign currencies are marked-to-market and the resulting gains and losses, together with the offsetting losses and gains on hedged transactions, are recorded in the "Other income (expense)" caption in the statement of operations. At June 30, 2000 and 1999, the Company had outstanding forward foreign exchange contracts to purchase $4,500,000 and $2,000,000, respectively, of Belgian francs with a weighted average maturity of 40 days and 33 days, respectively.

Inventories--Inventories are valued at the lower of cost or market. Cost has been determined by the last-in, first-out (LIFO) method for parent company inventories, and by the first-in, first-out (FIFO) method for all other inventories.

Property, Plant and Equipment and Depreciation--Assets are stated at cost. Expenditures for maintenance, repairs and minor renewals are charged against earnings as incurred. Expenditures for major renewals and betterments are capitalized and amortized by depreciation charges. Depreciation is provided on the straight-line method over the estimated useful lives of the assets for financial reporting and on accelerated methods for income tax purposes. The lives assigned to buildings and related improvements range from 10 to 40 years, and the lives assigned to machinery and equipment range from 5 to 15 years. Upon disposal of property, plant and equipment, the cost of the asset and the related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in earnings. Fully depreciated assets are not removed from the accounts until physically disposed.

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.

Investments in Affiliates--The majority of the Company's investments in 20% to 50%-owned affiliates are accounted for using the equity method. Investments in less than 20%-owned affiliates are accounted for using the cost method.

Revenue Recognition--Revenues are recognized when products are shipped and title has transferred to the customer.

Goodwill--Goodwill consists of costs in excess of net assets of businesses acquired. Goodwill is amortized using the straight-line method over its estimated beneficial lives, not to exceed 40 years. Subsequent to an acquisition, the Company continually evaluates whether later events and circumstances have occurred that indicate whether the goodwill should be evaluated for possible impairment. Goodwill at June 30, 2000 and 1999 of $14,401,000 and $15,235,000, respectively, are net of accumulated amortization of $1,542,000 and $839,000, respectively.

Income Taxes--The Company recognizes deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the Company's financial statements. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

The Company does not provide for taxes which would be payable if undistributed earnings of its foreign subsidiaries or its foreign affiliate were remitted because the Company either considers these earnings to be invested for an indefinite period or anticipates that if such earnings were distributed, the U.S. income taxes payable would be substantially offset by foreign tax credits.

Management Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Recently Issued Accounting Standards-During 1998, the Financial Accounting Standards Board (FASB) issued FAS 133 "Accounting for Derivative Instruments and Hedging Activities" which establishes standards for accounting for derivatives and hedging activities. In July 1999, the FASB issued FAS 137, "Deferral of the Effective Date of FAS 133", which delays the effective date of FAS 133 one year. As a result, FAS 133 will be effective for the Company's 2001 fiscal year. The adoption of FAS 133 is not anticipated to have a significant impact on the Company's earnings or financial position.

Reclassification--Certain reclassifications have been made to the financial statements of prior years to conform to the presentation for 2000.

B.  INVENTORIES

The major classes of inventories at June 30 were as follows (in thousands):

                                              2000            1999
                                              ----            ----
Finished parts                              $40,313         $42,405
Work-in-process                               5,880           6,385
Raw materials                                 3,997           5,710
                                             ------          ------
                                            $50,190         $54,500
                                             ======          ======

Inventories stated on a LIFO basis represent approximately 35% of total inventories at June 30, 2000 and 1999. The approximate current cost of the LIFO inventories exceeded the LIFO cost by $20,549,000 and $17,936,000 at June 30, 2000 and 1999, respectively.


C.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at June 30 were as follows (in thousands):

                                               2000            1999
                                               ----            ----
Land                                        $ 1,406         $ 1,409
Buildings                                    22,582          22,698
Machinery and equipment                      92,715          95,579
                                             ------          ------
                                            116,703         119,686
Less accumulated depreciation                82,400          80,751
                                             ------          ------
                                            $34,303         $38,935
                                             ======          ======

D.  INVESTMENTS IN AFFILIATES

The Company's investments in affiliates consists of a 25% interest in a domestic distributor of Twin Disc products and an investment in Negate Converter Company, LTD., Japan ("Negate"), a manufacturer of power transmission equipment. In March of 1999, the Company sold a portion of its investment in Negate in exchange for a $1.7 million note receivable due in various annual amounts commencing December 31, 2002 through December 31, 2008. The sale was a non-cash transaction for purposes of the consolidated statement of cash flows. As a result, a pre-tax gain of $1,355,000 was recognized in 1999.

Prior to the sale the Company accounted for its 25% interest in Negate using the equity method. The Company recognized its share of Negate's loss from April 1, 1998 through the date of sale of $1.5 million. After the sale, the Company accounted for its 19.5% interest using the cost method.

Combined condensed financial data for investments in affiliates accounted for under the equity method of accounting are summarized below (in thousands). The balance sheet information for 2000 and 1999 includes the domestic distributor balances only. The statement of operations information for 2000 includes the results of operation of the domestic distributor from June 1, 1999 through May 31, 2000. The statement of operations information for 1999 includes the domestic distributor results from June 1, 1998 through May 31, 1999 and Negate results from April 1, 1998 through the date of sale; the 1998 information includes the domestic distributor results from June 1, 1997 through May 31, 1998 and Negate results from April 1, 1997 through March 31, 1998.

                                                 2000        1999
                                                 ----        ----
Current assets                                $ 10,145    $  8,734
Other assets                                     5,452       5,463
                                               -------     -------
                                              $ 15,597    $ 14,197
                                               =======     =======

Current liabilities                           $  6,681    $  6,530
Other liabilities                                  235         210
Shareholders' equity                             8,681       7,457
                                               -------     -------
                                              $ 15,597    $ 14,197
                                               =======     =======


                                     2000       1999        1998
                                     ----       ----        ----
Net sales                          $ 23,866   $116,115   $152,558
Gross profit                          9,813     13,008     20,897
Net earnings (loss)                   3,624     (3,780)     2,606


E.  ACCRUED LIABILITIES

Accrued liabilities at June 30 were as follows (in thousands):

                                                 2000        1999
                                                 ----        ----
Salaries and wages                            $  3,989    $  4,522
Retirement benefits                              4,024       3,362
Other                                           12,739      13,138
                                               -------     -------
                                              $ 20,752    $ 21,022
                                               =======     =======


F.  DEBT

Notes payable consists of amounts borrowed under unsecured line of credit agreements. Unused lines of credit total $19,488,000 at June 30, 2000. These lines of credit are available predominantly at the LIBOR interest rate plus 1.25% and may be withdrawn at the option of the banks. The weighted average interest rate of the lines outstanding at June 30, 2000 and 1999 was 5.26% and 5.88%, respectively.

Included in long-term debt is $17,142,000 and $20,000,000 on 7.37% ten-year unsecured notes, net of $51,000 and 60,000 unamortized debt issuance costs at June 30, 2000 and 1999, respectively. These notes contain certain covenants, including the maintenance of a current ratio of not less than 1.5. Principal payments of $2,857,000 are due in the years 2000 through 2005, with the remaining balance due on June 1, 2006. During 2000 the Company entered into a $20,000,000 revolving loan agreement. This agreement contains certain covenants, including restrictions on investments, acquisitions and indebtedness. The outstanding balance of $17,000,000 at June 30, 2000 is classified as a long-term liability as repayment is not expected within the next year. Notes under this agreement bear interest on a schedule determined by the Company's leverage ratio. The rate was 7.9% at June 30, 2000. Also included in long-term debt is $20,000 and $29,000 of debt related to a foreign subsidiary at June 30, 2000 and 1999, respectively.

G.  LEASE COMMITMENTS

Approximate future minimum rental commitments under noncancellable operating leases are as follows (in thousands):

          Fiscal Year
          -----------
             2001               $2,628
             2002                2,103
             2003                1,429
             2004                  651
             2005                  510
             Thereafter          1,246
                                 -----
                                $8,567
                                 =====

Total rent expense for operating leases approximated $3,023,000, $2,941,000 and $2,571,000 in 2000, 1999 and 1998, respectively.

H.  SHAREHOLDERS' EQUITY

At June 30, 2000 and 1999, treasury stock consisted of 833,740 and 808,446 shares of common stock, respectively. The Company issued 150 and 2,200 shares of treasury stock in 2000 and 1999, respectively, to fulfill its obligations under the stock option plans. The difference between the cost of treasury shares issued and the option price is recorded in retained earnings. The Company acquired 25,444 shares of treasury stock in 2000.

Cash dividends per share were $.70 in 2000, $.805 in 1999 and $.76 in 1998.

In 1998, the Company's Board of Directors established a Shareholder Rights Plan and distributed to shareholders one preferred stock purchase right for each outstanding share of common stock. Under certain circumstances, a right may be exercised to purchase one one-hundredth of a share of Series A Junior Preferred Stock at an exercise price of $160, subject to certain anti-dilution adjustments. The rights become exercisable ten (10) days after a public announcement that a party or group has either acquired at least 15% (or at least 25% in the case of existing holders who currently own 15% or more of the common stock), or commenced a tender offer for at least 25% of the Company's common stock. Generally, after the rights become exercisable, if the Company is a party to certain merger or business combination transactions, or transfers 50% or more of its assets or earnings power, or certain other events occur, each right will entitle its holders, other than the acquiring person, to buy a number of shares of common stock of the Company, or of the other party to the transaction, having a value of twice the exercise price of the right. The rights expire June 30, 2008, and may be redeemed by the Company for $.05 per right at any time until ten (10) days following the stock acquisition date. The Company is authorized to issue 200,000 shares of preferred stock, none of which have been issued. The Company has designated 50,000 shares of the preferred stock for the purpose of the Shareholder Rights Plan.

I.  BUSINESS SEGMENTS AND FOREIGN OPERATIONS

The Company and its subsidiaries are engaged in the manufacture and sale of power transmission equipment. Principal products include industrial clutches, hydraulic torque converters, fluid couplings, power-shift transmissions, marine transmissions, universal joints, power take-offs and reduction gears. The Company sells to both domestic and foreign customers in a variety of market areas, principally construction, industrial, energy and natural resources, marine and agricultural.

The Company has two reportable segments: manufacturing and distribution. These segments are managed separately because each provides different services and requires different technology and marketing strategies. The accounting practices of the segments are the same as those described in the summary of significant accounting policies. Transfers among segments are at established inter-company selling prices.

Information about the Company's segments is summarized as follows (in thousands):
                                     Manufacturing   Distribution   Total
                                     -------------   ------------   -----
                 2000
Net sales                               $166,067       $46,726     $212,793
Intra-segment sales                        7,176           613        7,789
Inter-segment sales                       26,327           690       27,017
Interest income                              321            73          394
Interest expense                           3,159           125        3,284
Income taxes                               3,904           916        4,820
Depreciation and amortization              6,589           264        6,853
Segment earnings                           3,464         1,587        5,051
Segment assets                           154,971        24,518      179,489
Expenditures for segment assets            1,766           368        2,134

                                     Manufacturing   Distribution   Total
                                     -------------   ------------   -----
            1999
Net sales                               $156,661       $41,426     $198,087
Intra-segment sales                        7,235           439        7,674
Inter-segment sales                       21,545           726       22,271
Interest income                              350            92          442
Interest expense                           2,134           228        2,362
Income taxes                                 519         1,036        1,555
Depreciation and amortization              6,062           291        6,353
Segment earnings                           1,147           170        1,317
Segment assets                           152,251        25,448      177,699
Expenditures for segment assets            6,017           422        6,439

            1998
Net sales                               $206,812        $46,981    $253,793
Intra-segment sales                       24,358            502      24,860
Inter-segment sales                       25,959            331      26,290
Interest income                              626            129         755
Interest expense                           1,481            229       1,710
Income taxes                               6,246          1,649       7,895
Depreciation and amortization              5,244            274       5,518
Segment earnings                           9,196          2,051      11,247
Segment assets                           134,870         27,705     162,575
Expenditures for segment assets            6,626            528       7,154

The following is a reconciliation of reportable segment net sales, earnings
(loss) and assets, to the Company's consolidated totals (in thousands):

                                               2000        1999        1998
                                               ----        ----        ----
Net sales
 Total net sales from reportable segments     $212,793    $198,087   $253,793
 Elimination of inter-company sales            (34,806)    (29,945)   (51,150)
                                               -------     -------    -------
  Total consolidated net sales                $177,987    $168,142   $202,643
                                               =======     =======    =======
Earnings (loss)
 Total earnings (loss) from
  reportable segments                         $  5,051    $  1,317   $ 11,247
 Other corporate expenses                       (1,278)     (2,335)    (1,884)
                                               -------     -------    -------
  Total consolidated net earnings (loss)      $  3,773    $ (1,018)  $  9,363
                                               =======     =======    =======

Assets
 Total assets for reportable segments         $179,489    $177,699
 Elimination of inter-company assets           (18,120)    (15,871)
 Corporate assets                               12,821      15,072
                                               -------     -------
  Total consolidated assets                   $174,190    $176,900
                                               =======     =======

Other significant items:
                                         Segment                 Consolidated
                                          Totals   Adjustments      Totals
             2000                        -------   -----------   ------------
Interest income                          $   394     $   (150)     $    244
Interest expense                           3,284         (305)        2,979
Income taxes                               4,820         (526)        4,294
Depreciation and amortization              6,853          127         6,980
Expenditures for segment assets            2,134            -         2,134

             1999
Interest income                          $   442     $   (205)     $    237
Interest expense                           2,362         (292)        2,070
Income taxes                               1,555         (523)        1,032
Depreciation and amortization              6,353          101         6,454
Expenditures for segment assets            6,439            -         6,439


             1998
Interest income                          $   755     $   (205)     $    550
Interest expense                           1,710         (205)        1,505
Income taxes                               7,895       (1,213)        6,682
Depreciation and amortization              5,518           89         5,607
Expenditures for segment assets            7,154            -         7,154

All adjustments represent inter-company eliminations and corporate amounts.

Geographic information about the Company is summarized as follows (in thousands):
                                                2000       1999       1998
                                                ----       ----       ----
Net sales
 United States                                $113,377   $106,051   $133,193
 Other countries                                64,610     62,091     69,450
                                               -------    -------    -------
  Total                                       $177,987   $168,142   $202,643
                                               =======    =======    =======

Long-lived assets
 United States                                $ 70,831   $ 65,540
 Belgium                                         8,291     10,362
 Other countries                                 5,306      6,086
 Elimination of inter-company assets            (4,656)    (7,184)
                                               -------    -------
  Total                                       $ 79,772   $ 74,804
                                               =======    =======

One customer accounted for approximately 10%, 8% and 11% of consolidated net sales in 2000, 1999 and 1998, respectively. Another customer accounted for approximately 6%, 8% and 11% during those years.


J.   STOCK OPTION PLANS

During fiscal 1999, the Company adopted the Twin Disc, Incorporated 1998 Stock Option Plan for Non-Employee Directors, a non-qualified plan, for non-employee directors to purchase up to 35,000 shares of common stock, and the Twin Disc, Incorporated 1998 Incentive Compensation Plan, a plan, where options are determined to be non-qualified or incentive at the date of grant, for officers and key employees to purchase up to 165,000 shares of common stock. The plans are administered by the Executive Selection and Compensation Committee of the Board of Directors which has the authority to determine which officers and key employees will be granted options. The grant of options to non-employee directors is fixed at options to purchase 1,000 shares of common stock per year or 600 at time of appointment. Except as described in the following sentence, all options allow for exercise prices not less than the grant date fair market value, immediately vest and expire ten years after the date of grant. For options under the Incentive Compensation Plan, if the optionee owns more than 10% of the total combined voting power of all classes of the Company's stock, the price will be not less than 110% of the grant date fair market value and the options expire five years after the grant date. In addition, the Company has 95,300 incentive stock option plan options and 63,450 non-qualified stock option plan options outstanding at June 30, 2000 under the Twin Disc, Incorporated 1988 Incentive Stock Option plan and the Twin Disc, Incorporated 1988 Non-Qualified Stock Option Plan for Officers, Key Employees and Directors, respectively. The plans terminated during 1999.

Shares available for future options as of June 30 were as follows:
                                                        2000       1999
                                                        ----       ----
1998 Stock Option Plan for Non-Employee Directors      23,000     29,000
1998 Incentive Compensation Plan                      132,750    159,500

Stock option transactions under the plans during 2000, 1999 and 1998 were as follows:

                                      Weighted         Weighted      Weighted
                                       Average          Average       Average
                                 2000   Price     1999   Price   1998   Price
                                 ----  --------   ----  -------  ---- --------
Non-qualified stock
 options:
  Options outstanding
    at beginning of year        84,600  $22.55   80,500  $22.50  94,150 $21.71
  Granted                       12,000   19.94   19,000   24.69  13,100  28.75
  Canceled                     (13,000)  23.31  (14,700)  25.08       -      -
  Exercised                          -       -     (200)  26.00 (26,750) 22.81
                                ------          -------          ------
  Options outstanding
    at June 30                  83,600  $22.06   84,600  $22.55  80,500 $22.50
                                ======           ======          ======


  Options price range
   ($14.00 - $20.00)

    Number of shares                    40,800

    Weighted average price              $19.36

    Weighted average remaining life       5.70 years


  Options price range
   ($20.875 - $28.75)

    Number of shares                    42,800

    Weighted average price              $24.63

    Weighted average remaining life       7.39 years



                                      Weighted         Weighted      Weighted
                                       Average          Average       Average
                                2000    Price   1999     Price  1998   Price
                                ----  --------  ----    -------  ----  -------
Incentive stock options:
  Options outstanding
    at beginning of year      132,250  $23.70  124,300  $23.57 161,550  $21.60
  Granted                      22,800   20.20   33,900   25.80  29,900   29.18
  Canceled                    (35,500)  23.25  (23,950)  26.58  (7,050)  20.15
  Exercised                      (150)  14.00   (2,000)  16.63 (60,100)  21.53
                              -------          -------          -------
  Options outstanding
    at June 30                119,400  $23.24  132,250  $23.70  124,300 $23.57
                              =======          =======          =======

  Options price range
   ($14.00 - $20.00)

    Number of shares                    46,050

    Weighted average price              $19.26

    Weighted average remaining life       6.24 years



Options price range
   ($20.875 - $28.75)

    Number of shares                    67,850

    Weighted average price              $25.24

    Weighted average remaining life       7.44 years

  Options price range
   ($31.625 - $32.25)

    Number of shares                     5,500

    Weighted average price              $31.74

    Weighted average remaining life       8.00 years

The Company accounts for its stock option plans under the guidelines of Accounting Principles Board Opinion No. 25. Accordingly, no compensation cost has been recognized in the statement of operations. Had the Company recognized compensation expense determined based on the fair value at the grant date for awards under the plans, consistent with the method prescribed by FAS 123, the net earnings and earnings per share would have been as follows
(in thousands, except per share amounts):

                                            2000         1999         1998
                                            ----         ----         ----
         Net earnings (loss)
                As reported               $ 3,773      $(1,018)      $9,363
                Pro forma                   3,648       (1,277)       9,125

         Basic earnings (loss) per share
                As reported               $ 1.34        $ (.36)      $ 3.30
                Pro forma                   1.29          (.45)        3.22

         Diluted earnings (loss) per share
                As reported               $ 1.34        $ (.36)      $ 3.24
                Pro forma                   1.29          (.45)        3.16


The above pro forma net earnings and earnings per share were computed using the fair value of options at the date of grant (for options granted after June
1995) as calculated by the Black-Scholes option-pricing method and the following assumptions: 21% volatility, 3.8% annual dividend yield, interest rates based on expected terms and grant dates, a 5 year term and an exercise price equal to the fair market value on the date of grant except for incentive options granted to greater than 10% shareholders which are calculated using a 3 year term and an exercise price equal to 110% of the fair market value on the date of grant. For those options granted during 2000, 1999 and 1998 with exercise prices equal to the grant date fair market value, the exercise prices and weighted average fair values of the options were $19.94 and $3.70 in 2000, $25.26 and $5.02 in 1999 and $28.75 and $5.81 in 1998, respectively. For those options granted with exercise prices greater than the grant date fair market value, the exercise prices and weighted average fair values of the options were $21.93 and $2.43 in 2000, $28.08 and $2.71 in 1999, $31.63 and $3.26 in
1998, respectively.


K.  ENGINEERING AND DEVELOPMENT COSTS

Engineering and development costs include research and development expenses for new products, development and major improvements to existing products, and other charges for ongoing efforts to refine existing products. Research and development costs charged to operations totaled $1,852,000, $2,505,000 and $3,104,000 in 2000, 1999 and 1998, respectively. Total engineering and development costs were $6,322,000, $7,829,000 and $8,833,000 in 2000, 1999 and
1998, respectively.

L.  RETIREMENT PLANS

The Company has noncontributory, qualified defined benefit pension plans covering substantially all domestic employees and certain foreign employees.
Domestic plan benefits are based on years of service, and, for salaried employees, on average compensation for benefits earned prior to January 1, 1997 and on a cash balance plan for benefits earned after January 1, 1997.
The Company's funding policy for the plans covering domestic employees is to contribute an actuarially determined amount which falls between the minimum and maximum amount that can be contributed for federal income tax purposes.
Domestic plan assets consist principally of listed equity and fixed income securities.

In addition, the Company has unfunded, non-qualified retirement plans for certain management employees and directors. Benefits are based on final average compensation and vest upon retirement from the Company.

In addition to providing pension benefits, the Company provides health care and life insurance benefits for certain domestic retirees. All employees retiring after December 31, 1992, and electing to continue coverage through the Company's group plan, are required to pay 100% of the premium cost.

The following table sets forth the Company's defined benefit pension plans' and other postretirement benefit plan's funded status and the amounts recognized in the Company's balance sheets and income statements as of June 30
(dollars in thousands):

                                                                   Other
                                                                    Post
                                                 Pension         retirement
                                                 Benefits         Benefits
                                             ----------------  --------------
                                             2000     1999     2000     1999
                                             ----     ----     ----     ----
Change in benefit obligation:
  Benefit obligation, beginning of year   $115,865 $104,156 $ 32,749 $ 28,619
  Service cost                               1,518    1,517       19       23
  Interest cost                              8,028    7,254    2,265    1,978
  Actuarial (gain) loss                     (6,806)  11,384   (1,481)   4,548
  Benefits paid                             (9,518)  (8,446)  (3,325)  (2,419)
                                           -------  -------   ------   ------
  Benefit obligation, end of year         $109,087 $115,865 $ 30,227 $ 32,749
                                           =======  =======   ======   ======
Change in plan assets:
  Fair value of assets, beginning of year $ 98,283 $100,265 $     -  $     -
  Actual return on plan assets              16,876    4,279       -        -
  Employer contribution                      7,048    2,185   3,325    2,419
  Benefits paid                             (9,518)  (8,446) (3,325)  (2,419)
                                           -------  -------  ------   ------
  Fair value of assets, end of year       $112,689 $ 98,283 $     -  $    -
                                           =======  =======  ======   ======

Funded status                             $  3,602 $(17,582)$(30,227)$(32,749)
Unrecognized net transition obligation         606      836        -        -
Unrecognized actuarial loss                  4,398   19,972    6,817    8,755
Unrecognized prior service cost              2,495    3,167        -        -
                                            ------   ------   ------  -------
Net amount recognized                     $ 11,101 $  6,393 $(23,410)$(23,994)
                                            ======   ======   ======  =======
Amounts recognized in the balance sheet
 consist of:
  Prepaid benefit cost                    $ 14,335 $      - $      - $      -
  Accrued benefit liability                 (3,234) (16,343) (23,410) (23,994)
  Intangible asset                               -    3,385        -        -
  Deferred tax asset                             -    7,547        -        -
  Minimum pension liability adjustment           -   11,804        -        -
                                           -------   ------  -------  -------
Net amount recognized                     $ 11,101 $  6,393 $(23,410)$(23,994)
                                           =======   ======  =======  =======

Weighted average assumptions as of June 30:
  Discount rate                               8.00%   7.25%    8.00%    7.25%
  Expected return on plan assets              9.00%   9.00%
  Rate of compensation increase               5.00%   5.00%
                                     (37)

                                                     Pension Benefits
                                                --------------------------
                                                 2000      1999      1998
                                                 ----      ----      ----
Service cost                                   $ 1,518   $ 1,517   $ 1,328
Interest cost                                    8,028     7,254     7,235
Expected return on plan assets                  (8,532)   (8,617)   (6,750)
Amortization of prior service cost                 672       672       672
Amortization of transition obligation              179       183       185
Recognized net actuarial loss                      699       102        92
                                                ------    ------    ------
Net periodic benefit cost                      $ 2,564   $ 1,111   $ 2,762
                                                ======    ======    ======

                                                 Postretirement Benefits
                                                --------------------------
                                                 2000      1999      1998
                                                 ----      ----      ----
Service cost                                   $    19   $    23   $    21
Interest cost                                    2,265     1,978     2,153
Recognized net actuarial loss                      457       399       205
                                                ------    ------    ------
Net periodic benefit cost                      $ 2,741   $ 2,400   $ 2,379
                                                ======    ======    ======

Effective January 1, 1998, the Company changed certain of its actuarial assumptions including the mortality table used and the assumed retirement age for the defined benefit plans and the postretirement plan. The changes resulted in an increase to the benefit obligation and unrecognized actuarial loss of approximately $10 million.

The pension plans held 62,402 shares of Company stock with a fair market value of $1,065,000 and $1,252,000 at June 30, 2000 and 1999, respectively.

The assumed weighted average health care cost trend rate was 6% in fiscal year 2000 and 1999. A 1% increase in the assumed health care cost trend would increase the accumulated postretirement benefit obligation by approximately $2.0 million and the interest cost by approximately $140,000. A 1% decrease in the assumed health care cost trend would decrease the accumulated postretirement benefit obligation by approximately $1.9 million and the interest cost by approximately $130,000.

The Company sponsors defined contribution plans covering substantially all domestic employees and certain foreign employees. These plans provide for employer contributions based primarily on employee participation. The total expense under the plans was $1,699,000, $1,572,000 and $1,582,000 in 2000,
1999 and 1998, respectively.

M.  INCOME TAXES

United States and foreign earnings (loss) before income taxes were as follows (in thousands):

                                        2000      1999      1998
                                        ----      ----      ----
     United States                    $   367   $(3,555)  $ 7,944
     Foreign                            7,700     3,569     8,101
                                       ------    ------    ------
                                      $ 8,067   $    14   $16,045
                                       ======    ======    ======

The provision (credit) for income taxes is comprised of the following (in thousands):

                                        2000      1999      1998
                                        ----      ----      ----
     Currently payable:
       Federal                        $   664   $(1,376)  $   154
       State                                6        49       114
       Foreign                          3,908     2,359     3,541
                                       ------    ------    ------
                                        4,578     1,032     3,809
                                       ------    ------    ------
     Deferred:
       Federal                           (137)      402     2,582
       State                              220      (292)      183
       Foreign                           (367)     (110)      108
                                       ------    ------    ------
                                         (284)        -     2,873
                                       ------    ------    ------
                                      $ 4,294   $ 1,032   $ 6,682
                                       ======    ======    ======

The components of the net deferred tax asset as of June 30, were as follows (in thousands):
                                                2000             1999
                                                ----             ----
Deferred tax assets:
  Retirement plans and employee benefits      $ 4,852          $12,826
  Alternative minimum tax credit
    carryforwards                                 301              599
  Foreign tax credit carryforwards              1,933            1,968
  State net operating loss and other
    state credit carryforwards                    771            1,075
  Research credit carryforwards                     -              135
  Other                                         3,950            2,581
                                               ------           ------
                                               11,807           19,184
                                               ------           ------
Deferred tax liabilities:
  Property, plant and equipment                 5,744            6,182
  Other                                         2,804            2,649
                                               ------           ------
                                                8,548            8,831
                                               ------           ------
Total net deferred tax assets                 $ 3,259          $10,353
                                               ======           ======

Following is a reconciliation of the applicable U.S. federal income taxes to the actual income taxes reflected in the statements of operations:

                                                 2000      1999     1998
                                                 ----      ----     ----

   U.S. federal income tax at 34%              $ 2,743    $    5   $5,455
   Increases (reductions)
       in tax resulting from:
     Foreign tax items                           1,387       463      173
     Accrual for prior years                       150        74      705
     Other, net                                     14       490      349
                                                  ----      -----    -----
                                               $ 4,294    $1,032   $6,682
                                                  ====      ====     ====

N.  CONTINGENCIES

The Company is involved in various stages of investigation relative to hazardous waste sites, two of which are on the United States EPA National Priorities List (Superfund sites). The Company's assigned responsibility at each of the Superfund sites is less than 2%. The Company has also been requested to provide administrative information related to two other potential Superfund sites but has not yet been identified as a potentially responsible party. Additionally, the Company is subject to certain product liability matters in the normal course of business.

At June 30, 2000, the Company has accrued approximately $1,050,000, which represents management's best estimate available for possible losses related to these contingencies. This amount has been provided over the past several years. Based on the information available, the Company does not expect that any unrecorded liability related to these matters would materially affect the consolidated financial position, results of operations or cash flows.

O.   ACQUISITIONS

In January 1999, the Company purchased the mechanical power take-off product business from Rockford Powertrain, Inc. for approximately $13.5 million. This transaction was accounted for using the purchase method of accounting and resulted in goodwill of approximately $11 million which is being amortized over 30 years. In February 1999, the Company purchased Technodrive S.p.A of Decima, Italy for approximately $3.9 million, net of cash acquired of $700,000. This transaction was accounted for using the purchase method of accounting and resulted in goodwill of approximately $2.9 million which is being amortized over 25 years. Technodrive manufactures industrial power take-offs, clutches, hydraulic pump mount drives and marine transmissions. The pro forma affects of the acquisitions are not significant to the net sales, net
(loss) earnings, and earnings per share amounts reported in the financial statements.

P.   CLOSURE OF SUBSIDIARY

In June 1999, the Company approved a plan to terminate operations at its South African subsidiary, Twin Disc (South Africa) Pty. Ltd, early in fiscal 2000. The Company recorded a loss of $1,140,000 in 1999 related to the termination of operations, which consists primarily of the recognition of cumulative translation losses of $829,000 with the remaining amounts related to disposals of inventories and fixed assets, and severance benefits. The results of the subsidiary's operations through June 30, 1999 are included in the consolidated financial statements.

                         REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders
Twin Disc, Incorporated
Racine, Wisconsin

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of Twin Disc, Incorporated and Subsidiaries at June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers  LLP

Milwaukee, Wisconsin
July 21, 2000

FINANCIAL SUMMARY

                         2000      1999      1998      1997      1996
(In thousands of dollars, except where noted)

Statement of Operations
Net sales              $177,987  $168,142  $202,643  $189,942  $176,657
Costs and expenses,
 including marketing,
 engineering and
 administrative         168,105   164,816   186,607   177,342   164,486
Earnings
 from operations          9,882     3,326    16,036    12,600    12,171
Other income
 (expense)               (1,815)   (3,312)        9        80    (1,264)
Earnings
 before income taxes      8,067        14    16,045    12,680    10,907
Income taxes              4,294     1,032     6,682     4,951     4,348
Net earnings (loss)       3,773    (1,018)    9,363     7,729     6,559

Balance Sheet

Assets
Cash and equivalents      5,651     4,136     5,087     8,983     2,043
Receivables, net         28,828    27.201    28,320    32,428    34,917
Inventories              50,190    54,500    53,280    47,844    51,083
Other current assets      5,333    11,910     6,893     8,707     8,597
Total current assets     90,002    97,747    93,580    97,962    96,640
Investments and
 other assets            49,885    40,218    31,646    26,544    30,344
Fixed assets less
 accumulated
 depreciation            34,303    38,935    35,728    34,249    35,715
Total assets            174,190   176,900   160,954   158,755   162,699


Liabilities and Shareholders' Equity
Current liabilities      40,908    54,761    29,553    29,621    34,002
Long-term debt           31,254    17,112    19,949    19,944    19,938
Deferred liabilities     23,795    37,567    29,457    35,393    33,578
Shareholders' equity     78,233    67,460    81,995    73,797    75,181
Total liabilities and
 shareholders' equity   174,190   176,900   160,954   158,755   162,699

FINANCIAL SUMMARY (CONTINUED)
                         2000       1999       1998       1997      1996

(In thousands of dollars, except where noted)

Comparative Financial Information
Per share statistics
Basic earnings (loss)      1.34      (.36)     3.30      2.78      2.36
Diluted earnings (loss)    1.34      (.36)     3.24      2.75      2.34
Dividends                   .70      .805       .76       .70       .70
Shareholders' equity      27.87     23.79     28.94     26.48     27.07

Return on equity           4.8%     (1.5%)    11.4%     10.5%      8.7%
Return on assets           2.2%      (.6%)     5.8%      4.9%      4.0%
Return on sales            2.1%      (.6%)     4.6%      4.1%      3.7%

Average shares
 outstanding          2,820,534 2,834,909 2,833,663 2,781,174 2,776,805
Diluted shares
 outstanding          2,820,730 2,843,877 2,886,209 2,808,226 2,805,123
Number of shareholder
 accounts                 1,480     1,138       774       845       913
Number of employees         999     1,029     1,078     1,081     1,080

Additions to plant
 and equipment            2,134     6,439     7,154     4,734     4,140
Depreciation              5,766     5,648     5,205     5,141     5,071
Net working capital      49,094    42,986    64,027    68,341    62,638

DIRECTORS

MICHAEL E. BATTEN
  Chairman, Chief Executive Officer
MICHAEL H. JOYCE
  President, Chief Operating Officer
JAMES O. PARRISH
  Vice President-Finance & Treasurer
JOHN A. MELLOWS
 Chairman and Chief Executive Officer, Charter Manufacturing Co., (A privately held producer of bar, rod wire and wire parts), Maccan, Wisconsin
PAUL J. POWERS
 Retired Chairman, President-Chief Executive Officer, Commercial Interject
Corp.,
(Manufacturer of Hydraulic Components, Fluid Purification Products, Pre-
Engineered Buildings and Stamped Metal Products), Youngstown, Ohio
RICHARD T. SAVAGE
 Retired Chairman, President-Chief Executive Officer, Moline Manufacturing
Company, (Manufacturer of Heat Exchange Equipment), Racine, Wisconsin
DAVID L. SWIFT
  Retired Chairman, President-Chief Executive Officer, Acme-Cleveland
Corporation, (Manufacturer of Diversified Industrial Products), Pepper Pike,
Ohio
GEORGE E. WARDEBERG
 Vice Chairman, Wisconsin Energy Corp. (A holding company with subsidiaries in electric, natural gas, energy services and manufacturing), Milwaukee, Wisconsin
DAVID R. ZIMMER
 Former Executive Vice President, United Dominion Industries, (Manufacturer of
Diversified Engineered Products), Charlotte, North Carolina
DAVID R. RAYBURN
 Executive Vice President of Operations, Moline Manufacturing Company,
(Manufacturer of Heat Exchange Equipment), Racine, Wisconsin

OFFICERS

MICHAEL E. BATTEN
  Chairman, Chief Executive Officer
MICHAEL H. JOYCE
  President, Chief Operating Officer
JAMES O. PARRISH
  Vice President-Finance & Treasurer
HENRI-CLAUDE FABRY
  Vice President-Marine and Distribution
LANCE J. MELIK
  Vice President-Corporate Development
  Vice President-Transmission and Industrial Products
FRED H. TIMM
  Corporate Controller & Secretary
PAUL A. PELLIGRINO
  Vice President-Engineering
ARTHUR A. ZINTEK
  Vice President-Human Resources

CORPORATE DATA

ANNUAL MEETING

  Twin Disc Corporate Offices, Racine, WI, 2:00 PM, October 20, 2000
SHARES TRADED
  New York Stock Exchange: Symbol TDI
ANNUAL REPORT ON SECURITIES AND EXCHANGE COMMISSION FORM 10-K
  SINGLE COPIES OF THE COMPANY'S 2000 ANNUAL REPORT ON SECURITIES AND
EXCHANGE
COMMISSION FORM 10-K WILL BE PROVIDED WITHOUT CHARGE TO
SHAREHOLDERS AFTER
SEPTEMBER 30, 2000, UPON WRITTEN REQUEST DIRECTED TO THE SECRETARY,
TWIN DISC,
INCORPORATED, 1328 RACINE STREET, RACINE, WISCONSIN 53403.
TRANSFER AGENT & REGISTRAR
  Firstar Trust Company, Milwaukee, Wisconsin
INDEPENDENT ACCOUNTANTS
 PricewaterhouseCoopers LLP, Milwaukee, Wisconsin
GENERAL COUNSEL
  von Briesen, Purtell, & Roper,s.c., Milwaukee, Wisconsin
CORPORATE OFFICES
  Twin Disc, Incorporated, Racine, Wisconsin 53403, Telephone: (414) 638-4000
WHOLLY OWNED SUBSIDIARIES
  Twin Disc International S.A., Nivelles, Belgium
  Twin Disc Italia S.R.L., Viareggio, Italy
  Technodrive S.p.A, Decima, Italy
  Twin Disc (Pacific) Pty. Ltd., Brisbane, Queensland, Australia
  Twin Disc (Far East) Ltd., Singapore
  Mill-Log Equipment Co., Inc., Coburg, Oregon
  Southern Diesel Systems Inc., Miami, Florida
  TD Electronics, Inc., Loves Park, Illinois
MANUFACTURING FACILITIES
  Racine, Wisconsin; Nivelles, Belgium; Decima, Italy; Loves Park, Illinois
SALES OFFICES
DOMESTIC
  Racine, Wisconsin; Coburg, Oregon; Portland, Oregon; Kent, Washington;
Miami, Florida; Jacksonville, Florida; Loves Park, Illinois
FOREIGN
  Nivelles, Belgium; Brisbane and Perth Australia; Singapore; Viareggio,
Italy; Decima, Italy; Chambery, France; Edmonton, Canada; Vancouver, Canada
MANUFACTURING LICENSES
  Negate Converter Company, Ltd., Tokyo, Japan


